SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ASCENT CAPITAL GROUP, INC.
__________________________________________________________________
(Name of Issuer)
Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 043632 108
Series B Common Stock: 043632 207

(CUSIP Numbers)
John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
June 30, 2014

(Date of Events which Require Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043632 108 (Series A Common Stock)
CUSIP NO. 043632 207 (Series B Common Stock)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Malone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER Series A: 311,189 (1, 2, 3, 4) Series B: 239,515 (1)
	8	SHARED VOTING POWER Series A: 2,570 (5) Series B: 9,178 (5)
	9	SOLE DISPOSITIVE POWER Series A: 311,189 (1, 2, 3, 4) Series B: 239,515 (1)
	10	SHARED DISPOSITIVE POWER Series A: 2,570 (5) Series B: 9,178 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A: 313,759 (1, 2, 3, 4, 5) Series B: 248,693 (1, 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A: 2.3% (3, 6) Series B: 64.7% (6)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 26,833 shares of Series A Common Stock and 2,046 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership and (ii) 113,345 shares of Series A Common Stock and 145,225 shares of Series B Common Stock held by Columbus Holding LLC (“Columbus”), which is owned by Mr. Malone and his wife.

(2) Includes 16 and 55,317 shares of Series A Common Stock held by two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trusts.

(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by Mr. Malone, his wife or Columbus; however, if such shares of Series B Common Stock were converted and the corresponding shares of Series A Common Stock were included, Mr. Malone would have sole voting and dispositive power over 550,704 shares of Series A Common Stock, and the percent of Series A Common Stock, as a series, represented by Mr. Malone’s beneficial ownership would be approximately 4.1%, in each case subject to the relevant footnotes set forth herein.

(4) Includes 4,997 shares of Series A Common Stock that may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2014.

(5) Includes 2,570 shares of Series A Common Stock and 9,178 shares of Series B Common Stock held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone disclaims beneficial ownership of such shares.

(6) As of April 25, 2014, the Issuer had 13,498,246 shares of Series A Common Stock and 384,212 shares of Series B Common Stock outstanding, based on the Issuer’s Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 9, 2014 and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days after June 30, 2014. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 16.2% of the voting power with respect to the general election of directors of the Issuer based on the number of shares outstanding specified above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 5)

Statement of
JOHN C. MALONE
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
ASCENT CAPITAL GROUP, INC.
(formerly known as Ascent Media Corporation)

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on September 26, 2008, as amended by Amendment No. 1 filed with the SEC by Mr. Malone on January 28, 2010, by Amendment No. 2 filed with the SEC by Mr. Malone on November 15, 2012, by Amendment No. 3 filed with the SEC by Mr. Malone on January 9, 2013, and by Amendment No. 4 filed with the SEC by Mr. Malone on November 1, 2013 (collectively, the “Schedule 13D”), and relates to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Ascent Capital Group, Inc., formerly known as Ascent Media Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.
Item 4.    Purpose of the Transaction.
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
Pursuant to a Stock Exchange Agreement, dated as of June 30, 2014, by and between William R. Fitzgerald (“Mr. Fitzgerald”) and William R. Fitzgerald 2012 Irrevocable Trust, dated 12/6/12 (the “WRF Trust”), on the one hand, and Columbus Holding LLC (“Columbus”), which is jointly owned by Mr. Malone and his wife, on the other hand (the “Stock Exchange Agreement”), Columbus exchanged an aggregate of 103,041 shares of Series B Common Stock in a private transaction for an aggregate of 113,345 shares of Series A Common Stock held by Mr. Fitzgerald and the WRF Trust.
The foregoing is a summary of the terms of the Stock Exchange Agreement, which is attached hereto as Exhibit 7(a) and is incorporated by reference herein.
Pursuant to a letter agreement, dated as of June 30, 2014, among Mr. Malone, the Tracy M. Amonette Trust A, the Evan D. Malone Trust A (collectively with the Tracy M. Amonette Trust A, the “Trusts”) and Mr. Fitzgerald (the “Letter Agreement”), until the earlier of (i) December 31, 2018 or (ii) the date on which the parties agree to terminate the Letter Agreement (June 30, 2014 through the earlier of (i) or (ii), the “Term”), Mr. Malone will, and will cause Columbus to, exchange an aggregate of up to 246,647 shares of Series B Common Stock for shares of Series A Common Stock held by Mr. Fitzgerald offered for exchange from time to time at an exchange ratio of one share of Series B Common Stock for each 1.1 shares of Series A Common Stock. During the Term of the Letter Agreement, the Trusts and Mr. Malone will not, and Mr. Malone will cause Columbus not to, transfer any shares of Series B Common Stock, except (x) in connection with the exercise of Mr. Fitzgerald’s rights in the event of a proposed sale (as described below) and, (y) in the case of Mr. Malone, a transfer to his wife, any marital trust for her benefit, or any charitable organization under Mr. Malone’s control, so long as such transferee agrees in writing to be bound by, and assume all of Mr. Malone’s obligations under, this Letter Agreement (such transferee pursuant to this clause (y) a “Permitted Transferee”). During the Term of the Letter Agreement, if Mr. Malone, Columbus, the Trusts or any Permitted Transferee proposes to transfer any shares of Series B Common Stock to a third party, Mr. Fitzgerald will have an exclusive right to negotiate to purchase such shares of Series B Common Stock, and if the parties fail to come to an agreement and Mr. Malone, the Trusts or any Permitted Transferee subsequently intends to enter into a sale transaction with a third party, Mr. Fitzgerald will have a right to match the offer made by such third party.

The foregoing is a summary of the terms of the Letter Agreement, which is attached hereto as Exhibit 7(b) and is incorporated by reference herein.
Other than as provided in the Schedule 13D and this Amendment, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.
Item 5.    Interest in Securities of the Issuer.
The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)    After giving effect to the exchange, Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 313,759 shares of Series A Common Stock (including (A) 26,833 shares held by his wife as to which he disclaims beneficial ownership; (B) 113,345 shares held by Columbus; (C) 16 and 55,317 shares held by two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest; (D) 2,570 shares held by the Trusts as to which he disclaims beneficial ownership; and (E) 4,997 shares that may be acquired within 60 days after June 30, 2014 pursuant to stock options), which represent approximately 2.3% of the outstanding shares of Series A Common Stock; and (ii) 248,693 shares of Series B Common Stock (including (A) 2,046 shares held by his wife as to which he disclaims beneficial ownership, (B) 145,225 shares held by Columbus and (C) 9,178 shares held by the Trusts as to which he disclaims beneficial ownership), which represent approximately 64.7% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 13,498,246 shares of Series A Common Stock and 384,212 shares of Series B Common Stock outstanding, based on the Issuer’s Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 9, 2014 and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days after June 30, 2014. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 16.2% of the voting power with respect to the general election of directors of the Issuer.
(b)    Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock, including the shares of Common Stock held by Columbus. The Trusts hold 2,570 shares of Series A Common Stock and 9,178 shares of Series B Common Stock. Mr. Malone has no pecuniary interest in the shares held by the Trusts and disclaims beneficial ownership of such shares. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts. However, Mr. Malone may acquire shares held in the Trusts pursuant to his right of substitution.
(c)    Other than as reported in the Schedule 13D and this Amendment, neither Mr. Malone nor, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.
(d)    Not Applicable.
(e)    Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Item 6 of the Schedule 13D is supplemented by adding the following thereto:
The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
The information contained in Item 7 of the Schedule 13D is amended and restated as follows:

7(a)
Stock Exchange Agreement, dated as of June 30, 2014, by and between William R. Fitzgerald and William R. Fitzgerald 2012 Irrevocable Trust, dated 12/6/12, on the one hand, and Columbus Holding LLC, on the other hand.

7(b)	Letter Agreement, dated as of June 30, 2014, among Mr. Malone, the Tracy M. Amonette Trust A, the Evan D. Malone Trust A and Mr. Fitzgerald.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 2, 2014
/s/ John C. Malone
John C. Malone

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